19003302

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 28 2019
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42649

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUINT CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVE, STE 460
(No. and Street)

NEW YORK (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEXANDER QUINT 212-682-5090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREY, NEE, BUCK & OSWALD, LLC CPAs
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIRCLE, B20 (Address) BETHLEHEM (City) PA (State) 18020 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALEXANDER QUINT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUINT CAPITAL CORP, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KHATUNA IURCHENKO
Notary Public - State of New York
NO. 01IU6372446
Qualified in Kings County
My Commission Expires Mar 19, 2022

Quint Capital Corporation

Statement of Financial Condition

As of and for the Year Ended December 31, 2018

Contents
As of and for the Year Ended December 31, 2018

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Quint Capital Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quint Capital Corporation as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Quint Capital Corporation as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Quint Capital Corporation's management. Our responsibility is to express an opinion on Quint Capital Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Quint Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as Quint Capital Corporation's auditor since 2017.

Bethlehem, Pennsylvania

February 21, 2019

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

Quint Capital Corporation

Statement of Financial Condition
December 31, 2018

ASSETS	
Cash and cash equivalents	$ 73,037
Due from clearing firm	153,734
Accounts receivable	35,000
Prepaid expenses and service retainer	31,610
TOTAL ASSETS	293,381
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	110,543
TOTAL LIABILITIES	110,543
TOTAL STOCKHOLDER'S EQUITY	
Common stock, 100,000,000 shares authorized at $.0001 par value; 1,090,000 shares issued and outstanding	109
Additional paid-in capital	160,161
Retained earnings	22,568
TOTAL STOCKHOLDER'S EQUITY	182,838
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 293,381

Notes to Financial Statement
December 31, 2018

1. Organization and Nature of Business

Quint Capital Corporation (The "Company") was formed in Florida on September 28, 1989. The Company is located in New York and is a registered broker-dealer and a registered investment adviser ("RIA") under the Securities Exchange Act of 1934. The Company is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") and operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by the clearing firm. Quint Capital, LLC, a limited liability company ("the Parent") is a New York State entity formed in 2013. Quint Capital, LLC is the sole owner of Quint Capital Corporation.

The Company is authorized to engage in transactions in over-the counter corporate equities securities, corporate debt securities, mutual funds, variable life insurance and annuities on a fully disclosed basis. The Company is also authorized to act as a placement agent for securities offerings, an underwriter or selling group participant for corporate securities (other than mutual funds) and perform investment advisory services. The Company is a non-exchange member authorized to arrange transactions in listed securities by an exchange member. They also provide fee based consulting services in the areas of corporate finance, mergers and acquisitions, RIA and insurance.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company carries its accounts receivable at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2018.

Income Taxes

The Company has elected to be treated as a single-member, disregarded, "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company files a consolidated tax return with its parent entity, Quint Capital LLC, which is a disregarded entity for tax purposes. Neither the Company nor the parent pays federal or state corporate income taxes on its taxable income. Instead, the individual stockholder is liable for individual income taxes on Company's taxable income.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

2. Summary of Significant Accounting Policies (Continued)

Revenue and Expense Recognition

Commission revenue (and the related clearing expenses) are recorded on a trade date basis. Revenue from sale of insurance based products are earned when the placement is completed and the income is reasonably determinable. Investment management fees are recognized when earned based on the terms of their respective agreements.

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgement
Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Broker Dealer Commissions
The Company's broker-dealer subsidiaries earn commissions by executing client transactions in stocks, mutual funds, variable annuities and other financial products and services. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date, which is generally two business days after trade date for equities securities and corporate bond transactions and one business day for government securities and commodities transactions. The Company records a receivable on the trade date and receives a payment on settlement date.

Advisory Fees
The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Mutual Fund Fees and Variable Annuity Fees
The Company enters into agreements with Mutual Funds and Variable Annuities ("funds") to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Mutual fund fees and variable annuity fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Notes to Financial Statement
December 31, 2018

3. Concentrations of Credit Risk

Cash

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2018, the amount in excess of insured limits was $0.

4. Due From Clearing Firm

Due from clearing firm represents amounts due from a clearing organization, which includes a clearing deposit of $50,190 as of December 31, 2018.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $117,978, which was $110,608 in excess of its required net capital of $7,370. The Company's ratio of aggregate indebtedness to net capital was 93.70%.

6. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

7. Commitments and Contingencies

Office Leases

The Company is currently leasing office space at two locations in New York City, NY, under separate lease agreements. The Company entered into a one year lease agreement effective January 1, 2018 for one of the locations. The second lease agreement commenced on January 1, 2016 and terminated on December 31, 2018. It will renew each year thereafter for a period of one year, unless terminated by one or both parties. The Company's total rent expense as of December 31, 2018 was $107,009.

The Company's minimum lease payments are as follows:

2019	$58,000

Contingencies

In the normal course of business, from time to time, the Company may be involved in judicial proceedings or arbitration concerning matters arising in connection with the conduct of its businesses, and, in the past, the Company has been involved in litigation matters. In addition, United States government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business, including, among other matters, accounting and operational matters, that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, investment advisor, or its directors, officers or employees. In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot estimate the amount of such loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, "Accounting for Contingencies" when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

8. Related Party Transactions

For the year ended December 31, 2018, one of the Company's rental agreements was with an affiliate of the sole shareholder. Rental payments made under this lease were$49,009 in 2018.

9. Recently Issued Accounting Pronouncements

In January 2016, the FASB issued ASU 2016-02, Leases, requiring the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has determined that there will be no impact under the new lease standards on the Company's financial statement.

10. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2019 and February 21, 2018, which is the date the financial statement was available to be issued, for possible disclosure and recognition in the financial statement.